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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 43)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No.  43  amends  and  supplements  the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July 20, 1999, July
22, 1999, July 30, 1999,  August 3, 1999, August 4, 1999, August 5, 1999, August
6, 1999,  August 9, 1999,  August 11, 1999,  August 12,  1999,  August 13, 1999,
August 16, 1999, August 17, 1999, August 19, 1999, August 31, 1999, September 2,
1999, September 3, 1999, September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999, September 21, 1999, September 22, 1999, September 23, 1999, September 24, 1999, September 27, 1999, September 28, 1999, September 29, 1999, September 30, 1999, October 1, 1999 and October 4, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the
Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6 is hereby supplemented and amended by adding the following:

         On October 4, 1999, pursuant to its previously announced repurchase program, the Company purchased 7,000 Shares on the open market at a weighted average price per share of $55.9643.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(30) - Text  of  Newspaper  Advertisement  scheduled  to  be included in the following newspapers on Tuesday, October 5, 1999: The Chicago Tribune and The Indianapolis Star News.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    COLUMBIA ENERGY GROUP



                                    By:  /s/ Michael W. O'Donnell
                                        ---------------------------------------
                                    Name: Michael W. O'Donnell
                                    Title: Senior Vice President and Chief
                                           Financial Officer


Dated: October 5, 1999



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                                  Exhibit List


Exhibit (a)(30) - Text of  Newspaper  Advertisement  scheduled to be included in the following newspapers on Tuesday, October 5, 1999: The Chicago Tribune and The Indianapolis Star News.